Exhibit 99.15

This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

Warehouses De Pauw NV

public regulated real estate company under Belgian law

Blakebergen 15

1861 Wolvertem

RLE Brussels, Dutch division

company number: 0417.199.869

(WDP or the Company)

REPORT ON THE STATUTORY FINANCIAL STATEMENTS
to the Annual General Meeting of WDP dated April 30, 2025

Dear shareholders,

In accordance with our legal and statutory obligations, we hereby report on the exercise of our mandate for the financial year ended December 31, 2023, and submit the financial statements for the financial year ended December 31, 2023, for your approval.

1.	A fair overview of the Company’s development and results and of its position, as well as a description of the principal risks and uncertainties it faces.
1.	Discussion of the balance sheet

Real estate portfolio

According to the independent real estate experts Stadim, Jones Lang Lasalle and BNP Paribas Real Estate, the fair value1 of WDP’s real estate portfolio, in accordance with IAS 40, amounts to 2,193.9 million euros on December 31, 2023, compared to 2,121.4 million euros at the beginning of the financial year (including Assets held for sale). Together with the fair value measurement of the investments in solar panels2, the total portfolio value increases to 2,252.8 million euros, compared to 2,186.8 million euros at the end of 2022.

The value of 2,193.9 million euros includes completed properties (standing portfolio)3 amounting to 2,135.4 million euros, compared to 2,050.7 million euros at the beginning of the financial year. This change is attributable to several factors: 1) an increase resulting from the completed projects in Evergem – Pachtgoederen 1 and 3 – (100% pre-leased), Courcelles – rue de Liège 10 (100% pre-leased), Liège – Hermalle-sous-Argenteau – rue d’Argenteau (100% pre-leased), and the renovation project in Lokeren – Brandstraat 30, 2) an increase is also attributable to the acquisition of the sites located at Blikstraat 2 in Wijnegem, and at Nijverheidsstraat 20 in Londerzeel,.

During the four quarters of 2023, the yield increased, resulting in a negative fair value change of existing real estate. This negative value change was partially offset by an increase in the estimated market rental value, supported by a continued healthy demand dynamics for logistics real estate in Belgium.

Projects under development represent a value of 33.8 million euros. These primarily include the projects in Asse (100% pre-leased), Bornem (100% pre-leased), Genk (100% pre-leased), Antwerp (100% pre-leased), Grimbergen, and Lokeren (both in commercialisation phase).

In addition, there are land reserves in locations including Willebroek, Genk, and Westerlo, with a fair value of 24.7 million euros.

1 For the precise valuation methodology, please refer to the BE-REIT press release dated November 10, 2016.

2 Investments in solar panels are valued in accordance with IAS 16 using the revaluation model.

3 Includes a right-of-use asset of 49 million euros, related to the land held under a concession in accordance with IFRS 16.

1

This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

As of December 31, 2023, the solar panels were valued at a fair value of 59.0 million euros. The solar panels are recognized on the balance sheet under the category Other tangible fixed assets.

Overall, the portfolio is currently valued at a gross rental yield of 5.1%. The gross rental yield after adding the estimated market rental value of the non-leased areas amounts to 5.3%.

Financial fixed assets

These consist of Financial assets at amortized cost — Other amounting to 2,108.7 million euros. The (small) subsidiaries are largely financed by the parent company WDP NV.

Investments accounted for using the equity method

Investments accounted for using the equity method amounted to 366.6 million euros at the end of 2023. The increase of 19 million euros is primarily attributable to:

-          a capital increase in the subsidiary WDP Nederland NV (+50 million euros);

-          a merger of the investment in Sigmo NV (-34 million euros);

-          a distribution of the gross dividend by WDP Nederland (-22 million euros);

-	the share in the results of the participations accounted for using the equity method (+18 million euros);

-          a capital increase in the sub-subsidiary WDP Luxembourg (+6 million euros);

-          other (+1 million euros).

Equity

Shareholders’ equity (IFRS) amounted to 4,442.9 million euros on December 31, 2023, compared to 4,273.4 million euros at the end of the previous financial year. This increase resulted from:

-         the growth of the capital base through profit generation during 2023 (+22 million euros);

-         the payment of the dividend and the capital increase in connection with the optional dividend relating to financial year 2022 (-127 million euros);

-         changes in the fair value of the solar panels (-5 million euros);

-	the capital increase through an exempt accelerated private placement by way of accelerated bookbuilding (ABB) with international qualified and/or institutional investors (+299 million euros);

-         the impact of pre-hedge instruments (–21 million euros);

-         other (+1 million euros).

Debt

Total financial debt (long-term and short-term) increased during 2023, from 2,398.4 million euros as of December 31, 2022 to 2,312.8 million euros at the end of December 2023. Debt and liabilities included in the calculation of the debt ratio in accordance with the RREC-RD decreased from 2,456.7 million euros to 2,388.1 million euros. At the same time, the total assets (taken into account for the debt ratio calculation) increased from 6,593.6 million euros to 6,792.8 million euros. As a result, the statutory debt ratio decreased during 2023 from 37.3% at the end of December 2022 to 35.2% at the end of 2023.

At company level, outstanding long-term financial debt consists of roll over and full revolving credit facilities amounting to 1,423,9 million euros, bond loans amounting to 807,2 million euros, and financial leasing with a remaining maturity of more than one year amounting to 1.5 million euros.

At company level, outstanding short-term financial debt consists of short-term roll over and fully revolving credit facilities amounting to 30.7 million euros, straight loans amounting to 8.3 million euros, commercial papers outstanding amounting to 40.9 million euros, and financial leasing with a remaining maturity of less than one year amounting to 0.3 million euros.

2

This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

The weighted average maturity of WDP’s outstanding financial debt as of December 31, 2023 amounts to 5.9 years4. When only the total drawn and undrawn long-term credit facilities are taken into account, the weighted average maturity is also 5.3 years. The average cost of debt amounted to 1.9% in 2023.

The hedge ratio which measures the percentage of financial debt with a fixed or floating interest rate that is subsequently hedged, primarily through Interest Rate Swaps (IRSs), amounts to 103.3% (consolidated 119%) with a weighted average hedge maturity of 5.7 years.

2. Discussion of the results

Summary

WDP’s EPRA Earnings for 2023 amount to 149.3 million euros. This result represents an increase of 12.7%

compared to the result of 132.5 million euros in 2022.

This increase in EPRA Earnings is primarily driven by pre-leased new construction projects and the organic growth through the indexation of rental contracts, as well as newly completed acquisitions, solar energy revenues, and certain one-time revenues.

Statutory EPRA Earnings per share amounts to 0.72 euros, compared to 0.70 euros for the same period last year, taking into account the weighted average number of outstanding shares during the period5.

Consolidated EPRA Earnings amounts to 1.40 euros, compared to 1.25 euros in 2022, representing a year-on-year increase of 12%. Based on the increase in consolidated EPRA Earnings, WDP’s Board of Directors will propose to the General Meeting that a total dividend of 1.12 euros gross, or 0.78 euros net, per share, will be paid for 20236. This represents a 12% increase compared to the 2022 level of 1.00 euro gross.

Real estate result

The real estate result amounts to 116.8 million euros for 2023, an increase of 5.6% compared to the previous year (110.6 million euros). The increase is attributable to the continued growth of the portfolio in 2022–2023, primarily through new pre-leased projects. On a like-for-like basis, rental income increased by approximately 7% as a result of rising inflation averaging 7.7% in 2023 compared to 5.0% in 2022.

The real estate result also includes 10.8 million euros in revenue from solar panels, compared to 13.3 million euros last year. This decrease is primarily due to lower energy prices and less favourable weather conditions compared to last year.

Other operating income and expenses include some non-recurring income amounting to approximately 3 million euros.

Operating real estate result (before the portfolio result)

Operating income (before the portfolio result) amounts to 115.6 million euros in 2023, a decrease of 0.1% compared to the same period last year (115.7 million euros).

Financial result (excluding changes in the fair value of financial assets and liabilities)

The financial result (excluding changes in the fair value of financial assets and liabilities) amounts to 33 million euros for 2023, an increase compared to last year (+18.6 million euros).

4 Including short-term debt: this consists primarily of the commercial paper program, which is fully backed by backup facilities.

5 The weighted average number of outstanding shares for 2023 is 206,892,358, and for 2022 it was 189,421,171.

6 Taking into account the 30% withholding tax.

3

This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

Portfolio result

The portfolio result for the full financial year amounts to -64.2 million euros or -0.31 euros per share. For the same period last year, this result (based on the weighted average number of shares) amounted to 37 million euros, or 0.19 euros per share.

The result on the disposal of investment properties amounted to -1.9 million euros. In 2023, the Terhagen site in Rumst was sold, as well as a part of the site in Leuven (Vaart 25–35).

Changes in the fair value of financial assets and liabilities7

Changes in the fair value of financial assets and liabilities amount to -75.97 million euros or -0.37 euros per share during 2023 (compared to 220.1 million euros or 1.16 euros per share in 2022). This negative impact results from the change in the fair value of the interest rate hedges (Interest Rate Swaps) as of December 31, 2023, as a result of the decline in long-term interest rates during 2023.

Changes in the fair value of financial assets and liabilities – qualifying hedging instruments are calculated based on the mark-to-market (M-t-M) value of the interest rate swaps in place.

This change in fair value has no cash impact and represents an unrealized item, consequently, it is excluded from the financial result for analytical reporting purposes and it is shown separately in the income statement. The fair value of the interest rate hedges in place amounts to 75.5 million euros as of December 31, 2023.

Share in the profit or loss and in the unrealized results of subsidiaries, associated companies, and joint ventures accounted for using the equity method

The share in profit or loss and in unrealized gains and losses of subsidiaries, associated companies and joint ventures accounted for using the equity method amounts to 17.8 million euros or 0.09 euros per share during 2022 (compared to -33.3 million euros or -0.18 euros per share in 2022).

The share in the profit or loss and in the unrealized results of subsidiaries, associated companies and joint ventures accounted for using the equity method consists of the following components:

•	EPRA Earnings: 139.7 million euros;
•	Revaluation of financial instruments: 0.0 million euros;
•	Portfolio result: -111.3 million euros;
•	Depreciation and impairment of solar panels: -10.5 million euros.

Of the 17.8 million euros, 31.4 million euros originated from WDP Nederland N.V. (with a participation in WDP Development NL N.V.), -0.5 million euros originated from WDP Invest NV (with participations in Warehouses De Pauw Romania S.R.L., WDP Luxembourg SA, WDP Deutschland GmbH, Catena AB, and nanoGrid BV), -7.6 million euros originated from WDP France SARL, and -5.5 million euros originated from other subsidiaries.

Net result

After a tax result of -3.5 million euros, the net result for the 2023 financial year amounts to 22.3 million euros compared to a net result of 351.7 million euros in 2021.

The difference between the net result of 22.3 million euros and the EPRA Earnings of 149.3 million euros is attributable to the positive change in the fair value of the portfolio (IAS 40), the negative share in the profit or loss and in the unrealized results of the subsidiaries, associated companies and joint ventures accounted for using the equity method, the positive change in the fair value of interest rate hedging instruments, and the depreciation and impairment of the solar panels.

7 The impact of IFRS 9 is calculated based on the mark-to-market (M-t-M) value of the interest rate hedges entered into. The fluctuations in the fair value of the hedging instruments represent an unrealized and non-cash item (provided these products are held to maturity and are not settled early).

4

This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

The main risks faced by the Company are those specific to the sector. For a complete overview of the risks, including their potential impact and the strategy adopted to mitigate that potential impact, please refer to the 2022 Annual Report available at www.wdp.eu (Chapter 8. Corporate Governance Statement and 9. Risk Factors).

2.	Significant events after the financial year-end.

WDP and IFC, part of the World Bank Group, have concluded a new financing package of approximately 300 million euros. This financing consists of a sustainability-linked and green loan with a maturity of up to eight years and will be used exclusively to finance new logistics development projects in Romania. For more information on this, see Chapter 7. Financial Results and Real Estate Report.

3.	Circumstances that could significantly affect the Company’s development

The following circumstances exist that could significantly affect the Company’s development: Please refer to the 2023 Annual Report available at www.wdp.eu (Chapter 4. Performance and Trends).

4.	Research and development

No research and/or development activities were carried out during the financial year, given the nature and activities of the Company.

5.	Existence of the Company’s branches

The Company has one permanent establishment located at 28 rue Cantrelle in 36000 Chateauroux, France.

6.	Justification of the valuation methods

Not applicable.

7.	Conflict of interest

For further information, please refer to the 2023 Annual Report available at www.wdp.eu (Chapter 8. Corporate Governance Statement).

8.	Special transactions (capital increases within the framework of the authorized capital and repurchase of own shares)

The Company did not repurchase or hold any of its own shares.

On December 31, 2023, the Board of Directors had already exercised the authorization granted to it on February 2, 2023, for capital increase transactions in connection with the distribution of the optional dividend, Wijnegem (Blikstraat), and the ABB (accelerated bookbuild). For more information regarding the authorization concerning the authorized capital, see Chapter 12. Appendices.

5

This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

9.	Regarding the use of financial instruments by the Company and insofar as this is relevant to the assessment of assets, liabilities, financial position, and results
A.	The Company’s objectives and policies regarding risk management, including its policy on hedging all significant types of intended transactions for which hedge accounting is applied

WDP strives (at the consolidated level) to ensure, as much as possible, a match between its assets and liabilities throughout the cycle. In this respect, the portfolio generates a (consolidated) gross return of 6.1% (statutory: 5.4%), based on a very high visibility with a (consolidated) average lease term of 5.3 years (statutory: 4.9 years) to first maturity date and 6.5 years (statutory: 7.3 years) to the final maturity date. These are subsequently financed with debt that currently bears an average cost of approximately 1.9, based on a high hedging ratio with long-term hedging instruments (5.7 years on average).

This high margin between yield and cost provides an adequate buffer to meet financial obligations, as reflected in an Interest Coverage Ratio8 of 6.6x. Furthermore, the visibility on both revenues and costs results in a robust cash flow.

WDP’s interest rate risk policy aims to mitigate interest rate fluctuations as much as possible and to optimize the cost of the debt. This is achieved through a centrally managed macro-hedging policy, in which interest rate derivatives are used exclusively to hedge financial debt. The Group does not use derivative financial instruments for speculative purposes.

The hedge ratio which measures the percentage of financial debt with a fixed or floating interest rate that is subsequently hedged through Interest Rate Swaps (IRSs) amounts to 103.3% on a statutory basis (consolidated: 119%)9 as of December 31, 2023 with a weighted average maturity of the hedges of 5.7 years and is expected to average 87% over the next five years. This ratio is temporarily higher than 100% because of the capital increase at the end of 2023, which was used to temporarily repay floating-rate loans. As debt to finance projects under development and acquisitions is drawn down over the coming quarters, this ratio is expected to move towards 100% by the end of 2024. However, WDP’s results remain subject to fluctuations (see also 7. Financial results and real estate report – outlook for a sensitivity analysis regarding short-term interest rates)

8 Defined as operating income (before the portfolio result) divided by interest expense minus interest and dividends received minus payments for finance leases and similar items.

9 In the RREC’s hedging policy, the long maturity of its existing interest rate hedges implicitly assumes that the absolute level of outstanding debt will be maintained. See also the Annual Report Risk factors and the notes relating to the Financial instruments.

6

This document is an English translation of the original Dutch report. In the event of any discrepancy between the Dutch and English versions,

the Dutch version shall prevail.

B.	The price risk, credit risk, liquidity risk, and cash flow risk faced by the Company

The main risks faced by the Company are those specific to the sector. For a complete overview of the risks, including their potential impact and the strategy adopted to mitigate that potential impact, please refer to the 2023 Annual Report available at www.wdp.eu (Chapter 8. Corporate Governance Statement – Internal Control and 9 Risk Factors).

Finally, we request that you grant discharge to the members of the Board of Directors for the performance of their mandate during the past financial year.

Prepared on March 20, 2024,in Wolvertem, THE BOARD OF DIRECTORS

Tony De Pauw Managing Director	Joost Uwents Managing Director